United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2022

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Gibson, Deal & Fletcher, PC

Spalding Exchange

3953 Holcomb Bridge Rd., Suite200

Norcross, GA 30092

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units	VHAQU	NYSE American, LLC

Common Stock	VHAQ	NYSE American, LLC

Warrants	VHAQW	NYSE American, LLC

Rights	VHAQR	NYSE American, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Special Meeting of Viveon Health Acquisition Corp.

On December 21, 2022, Viveon Health Acquisition Corp. (“Viveon”) called to order the Special Meeting of its Stockholders (the “Special Meeting”) for the purpose of approving, among other things, the proposed business combination between Viveon and Suneva Medical, Inc. (“Suneva”). For more information on the Special Meeting proposals, please refer to the Company’s proxy statement/prospectus, dated November 14, 2022, as supplemented on November 23, 2022. As of November 8, 2022, the record date, there was a total of 10,064,124 shares of common stock issued and outstanding and entitled to vote at the Special Meeting. Proxies were received for 8,932,032 shares of common stock, or approximately 88.75% of the shares issued and outstanding and entitled to vote at the Special Meeting; therefore a quorum was present. The Special Meeting was adjourned until 10:30 a.m. Eastern Time on January 20, 2023. The Adjournment Proposal received the following final voting results:

For	Against	Abstain
8,918,520	13,512	0

Annual Meeting of Viveon Health Acquisition Corp.

Viveon held its 2022 Annual Meeting of Stockholders (“Annual Meeting”) at 10:30 a.m. Eastern Time on December 23, 2022 for the purpose of approving: (i) the Second Extension Proposal; (ii) the Director Election Proposal; (iii) the Auditor Ratification Proposal; and (iv) the Adjournment Proposal, if needed. For more information on these proposals, which are described below, please refer to the Company’s proxy statement dated November 17, 2022. As of the record date of November 8, 2022, there was a total of 10,064,124 shares of common stock issued and outstanding and entitled to vote at the Annual Meeting. Proxies were received for 9,685,349 shares of common stock, or approximately 96.24% of the shares issued and outstanding and entitled to vote at the Annual Meeting; therefore a quorum was present.

Second Extension Proposal — a proposal to amend the Company’s amended and restated certificate of incorporation, to allow the Company to extend the date to consummate a business combination on a monthly basis for up to six times by an additional one month each time for a total of up to six months from December 28, 2022 until June 30, 2023 (the “Second Extended Date”), upon three calendar days’ advance notice prior to the applicable monthly deadline, unless the closing of the proposed Business Combination with Suneva Medical Inc., or any potential alternative initial business combination shall have occurred prior to the Second Extended Date.

Stockholders voted to approve the Second Extension Proposal. The Second Extension Proposal received the following final voting results:

For	Against	Abstain
8,774,530	117,013	0

Director Election Proposal — a proposal to re-elect the five current directors to the Company’s Board of Directors.

The five director nominees proposed by the Company’s Board of Directors were each elected to serve as a director until their successors are duly elected and qualified or until their earlier resignation or removal. The final voting results for each nominee were as follows:

Nominee	For	Withheld	Broker Non-Vote
Jagi Gill	8,768,135	123,408	793,806
Rom Papadopoulos	8,768,135	123,408	793,806
Demetrios (Jim) G. Logothetis	8,768,135	123,408	793,806
Brian Cole	8,769,135	122,408	793,806
Doug Craft	8,706,263	185,280	793,806

Auditor Ratification Proposal — a proposal to ratify the appointment of Marcum LLP, as the Company’s independent auditors, for the fiscal year ending December 31, 2021.

Stockholders voted to ratify the appointment of Marcum LLP as the Company’s independent registered certified public accountants for the fiscal year ending December 31, 2021. The Auditor Ratification Proposal received the following final voting results:

For	Against	Abstain
9,683,249	2,100	0

Item 8.01 Other Events

The Company filed a second amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State (the “Second Amendment”), effective as of December 23, 2022, to extend the date to consummate a business combination until the Second Extended Date, as approved by the Company’s stockholders at the Annual Meeting. A copy of the as-filed Second Amendment is filed with this Current Report on Form 8-K as Exhibit 3.1.

The Company has deposited the initial payment of $100,000 in its trust account established at Continental Stock Transfer & Trust Company in connection with its initial public offering, to initially extend the date by which the Company can complete an initial business combination by one month to January 28, 2023.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
3.1	As filed Second Amendment to the Company’s Amended and Restated Certificate of Incorporation.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIVEON HEALTH ACQUISITION CORP.

Date: December 28, 2022	By:	/s/ Jagi Gill
		Name:	Jagi Gill
		Title:	Chief Executive Officer

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